Paula Winner Barnett, Esq.
                       17967 Boris Drive, Encino, CA 91316
                               tel (818) 776-9881
                               fax (818) 743-7491
                             pwbarnett@sbcglobal.net

                                  May 24, 2005

VIA EDGAR AND FACSIMILE

Russell Mancuso, Branch Chief
Tom Jones, Examiner
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549-0306

      Re:   Calypte Biomedical Corporation
            Amendment No. 4 to Form SB-2 on Form S-3
            Filed May 18, 2005
            File No. 333-119646 (the "Registration Statement")

Dear Messrs. Mancuso and Jones:

On behalf of Calypte Biomedical Corporation ("Calypte"), the following are Calypte's responses to the corresponding numbered comments in the May 23, 2005 letter from the Securities and Exchange Commission (the "Commission").

Commission Comment, General, No. 1

1. We note your response to comment 1. If the registration statement you filed on April 27, 2005 was filed in error, please withdraw it.

Calypte Response, General, No. 1

1. Calypte has today filed an application on the EDGAR filing system requesting withdrawal of the registration statement on Form S-3, File No. 333-124344, per Rule 477, and has sent a copy by facsimile to your attention.

Commission Comment, Facing Page, No. 2

2.    We note your reference to shares being "carried forward" pursuant to Rule
      429. Please be aware that Rule 429 does not affect which registration statement registers your securities transactions; rather, the rule provides a mechanism for a single combined prospectus to satisfy the disclosure requirements for multiple transactions registered on several registration statements.

Messrs. Mancuso and Jones
May 24, 2005
Page 2


Calypte Response, Facing Page, No. 2

2. Calypte is aware that, by filing a single combined prospectus to satisfy the disclosure requirements relating to several earlier-filed registration statements pursuant to Rule 429, the single combined prospectus acts as a post-effective amendment to each of the earlier-filed registration statements whose prospectus has been combined in the latest registration statement.

Calypte will provide, under separate cover, a letter to the Commission requesting acceleration of the effectiveness of the Registration Statement with the specific acknowledgements that you have requested.

Calypte's officers and I are available to discuss with you any further comments or questions you may have to assist your review of the Registration Statement.

                                         Very truly yours,


                                         /s/ Paula Winner Barnett

                                         Paula Winner Barnett

cc:   Mr. J. Richard George